EXHIBIT 4.20
Fifteenth Amendment to Rights Agreement

FIFTEENTH AMENDMENT TO RIGHTS AGREEMENT
DATED AS OF OCTOBER 6, 1998
     This Fifteenth Amendment (the “Fifteenth Amendment”) to the Rights Agreement is made and entered into as of April 29, 2005, and amends that certain agreement entered into by and between The Sports Club Company, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Company, a New York corporation (the “Rights Agent”), dated as of October 6, 1998, as amended by the (a) First Amendment to Rights Agreement dated as of February 18, 1999, (b) Second Amendment to Rights Agreement dated as of July 2, 1999, (c) Third Amendment to Rights Agreement dated as of April 27, 2000, (d) Fourth Amendment to Rights Agreement dated as of June 27, 2001, (e) Fifth Amendment to Rights Agreement dated as of September 6, 2002, (f) Sixth Amendment to Rights Agreement dated as of March 5, 2003, (g) Seventh Amendment to the Rights Agreement dated as of April 14, 2003, (h) Eighth Amendment to the Rights Agreement dated as of May 30, 2003, (i) Ninth Amendment to the Rights Agreement dated as of July 30, 2003, (j) Tenth Amendment to the Rights Agreement dated as of September 30, 2003, (k) Eleventh Amendment to the Rights Agreement dated as of November 25, 2003, (l) Twelfth Amendment to the Rights Agreement dated as of March 3, 2004, (m) Thirteenth Amendment to the Rights Agreement dated as of March 10, 2004 and (n) Fourteenth Amendment to the Rights Agreement dated as of February 8, 2005 (as so amended, the “Rights Agreement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Rights Agreement.
R E C I T A L S
     WHEREAS, on September 29, 1998, the Board of Directors of the Company (the “Board”) authorized and declared a dividend of one preferred share purchase right for each Common Share of the Company outstanding on October 6, 1998, each right representing the right to purchase one five-hundredth of a Preferred Share upon the terms and subject to the conditions set forth in the Rights Agreement, and further authorized and directed the issuance of one right with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Expiration Date;
     WHEREAS, the Company and the Rights Agent entered into the Rights Agreement as of October 6, 1998, and thereafter amended said Agreement on the dates set forth in the first paragraph of this Fifteenth Amendment;
     WHEREAS, on September 15, 2004, the Board approved the creation of a special committee thereof (the “Special Committee”) to evaluate strategic alternatives for the Company, including the possibility of a sale of one or more of the Company’s operating assets in a transaction in which certain stockholders of the Company, including Millennium, D. Michael Talla, Rex A. Licklider and/or Kayne Anderson Capital Advisors, L.P., and their respective affiliates (collectively, the “Principal Stockholders”) would participate;

     WHEREAS, Millenium has proposed a transaction in which the Principal Stockholders would contribute all of their outstanding shares of preferred stock and/or common stock of the Company, and Millenium would also contribute a certain amount of cash, to a newly created Delaware subsidiary that would merge with the Company, cashing out the public shareholders; simultaneously with the merger, Millenium would purchase certain assets of the Company (the “Proposed Transaction”) pursuant to an Asset Purchase Agreement and related agreements;
     WHEREAS, the Principal Stockholders and the Company entered into a term sheet with respect to the Proposed Transaction on February 8, 2005 (the “Term Sheet”);
     WHEREAS, the Special Committee has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth herein.
A G R E E M E N T
     NOW, THEREFORE, in consideration of the recitals, and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby amend the Rights Agreement as follows:
     1. The definitions of “Beneficial Owner” and “Beneficially Owned” set forth in Section 1 of the Rights Agreement are hereby amended by adding the following as the last sentence in subpart (iv) thereof:
     “Notwithstanding anything to the contrary in this Agreement, no securities shall be deemed to be Beneficially Owned by any Person solely pursuant to this clause (iv) in connection with (a) the Term Sheet, including any amendments or changes thereto, so long as any such amendments or changes to the Term Sheet are approved, in advance of their adoption, by the Special Committee.”
     2. No Other Changes. Except as expressly set forth in this Fourteenth Amendment, the terms of the Rights Agreement shall continue in full force and effect in accordance with its terms.
     3. Miscellaneous. This Amendment (together with the Rights Agreement) represents the entire agreement and understanding between the parties hereto with respect to this Amendment and supersedes all prior and contemporaneous written and oral negotiations, discussions and agreements; shall be binding on, and inure to the benefit of, the parties hereto and their respective successors, assigns and legal representatives; and may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. Paragraph headings appearing in this Amendment are for the convenience of the parties and shall not be considered in interpreting or construing any term or provision hereof.
[Balance of Page Intentionally Left Blank; Signature Page Follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

Company:

THE SPORTS CLUB COMPANY, INC.

Attest:

		By:	/s/ Timothy O’Brien

	/s/ Rex Licklider	Name:	Timothy O’Brien

Name:	Rex Licklider	Title:	Chief Financial Officer
Title:	Chief Executive Officer

Trustee:

AMERICAN STOCK TRANSFER & TRUST COMPANY

Attest:

	/s/ Susan Silber	By:	/s/ Herbert J. Lemmer

Name:	Susan Silber	Name:	Herbert J. Lemmer
Title:	Assistant Secretary	Title:	Vice President